UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

Information To Be Included In Statements Filed Pursuant To Rules 13d-1(b), (c), and (d) and Amendments Thereto Filed Pursuant To Rule 13d-2

(Amendment No. 14)*

IGI Laboratories, Inc.

(Name of Company)

Common Stock

(Title of Class of Securities)

449575 10 9

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 449575 10 9	SCHEDULE 13G

1	NAME OF REPORTING PERSON Jane E. Hager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 809,138
	6	SHARED VOTING POWER 1,369,893
	7	SOLE DISPOSITIVE POWER 809,138
	8	SHARED DISPOSITIVE POWER 1,369,893
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,179,031
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 449575 10 9		SCHEDULE 13G
1		NAME OF REPORTING PERSON Edward B. Hager
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,489,201
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,489,201
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,489,201
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 449575 10 9		SCHEDULE 13G
1		NAME OF REPORTING PERSON Hager Family Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,369,893
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,369,893
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,369,893
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.2%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

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      This Amendment No. 14 to Schedule 13G amends and restates Amendment No. 13 to Schedule 13G filed by each of Jane E. Hager and Edward B. Hager with the Securities and Exchange Commission on February 14, 2008, respectively.

Item 1(a)	Name of Company.

IGI Laboratories, Inc., a Delaware corporation (the "Company")

Item 1(b)	Address of Company's Principal Executive Offices.

105 Lincoln Avenue Buena, New Jersey 08310

Item 2(a)	Name of Person Filing.

Jane E. Hager Edward B. Hager Hager Family Trust

The foregoing persons are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

Item 2(b)	Address of Principal Business Office or, if none, Residence.

The address of the principal business offices of each of the Reporting Persons is c/o IGI Laboratories, Inc., 105 Lincoln Avenue, Buena, New Jersey 08310.

Item 2(c)	Citizenship.

Each of Mr. and Mrs. Hager is a citizen of the United States of America. The place of organization of the Hager Family Trust is New Hampshire.

Item 2(d)	Title of Class of Securities.

common stock, $0.01 par value per share (the "Common Stock")

Item 2(e)	CUSIP Number.

449575 10 9

Item 3	If this Statement is Filed pursuant to Rules 13d-1(b), or 13d-2(b), Check whether the Person Filing is a:

	(a) [ ]	Broker or dealer registered under Section 15 of the Exchange Act

	(b) [ ]	Bank as defined in Section 3(a)(6) of the Exchange Act

	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act

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(d) [ ]	Investment company registered under Section 8 of the Investment Company Act

(e) [ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f) [ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g) [ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j) [ ]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

(k) [ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Company identified in Item 1.

(a)	Amount beneficially owned:

	(1)	As of February 12, 2009, Jane E. Hager beneficially owned 2,173,974 shares of Common Stock of the Company, which includes the following:

		(i)	4,251 shares of Common Stock were held directly by Mrs. Hager;

(ii)

5,057 shares of Common Stock that have been accrued to Mrs. Hager's account pursuant to the Company's 1998 Director Stock but have not yet been issued. Mrs. Hager, anticipates that these shares will be issued within 60 days of the date of this report.

(iii)

689,830 shares of Common Stock were held by the Jane E. Hager Trust of 1990 of which Mrs. Hager acts as sole trustee and has sole voting and dispositive power over the shares held by the trust and retains the power to revoke the trust;

		(iv)	110,000 shares of Common Stock purchasable upon exercise of stock options exercisable within 60 days of February 12, 2009; and

(v)

1,369,893 shares of Common Stock were held by the Hager Family Trust of which Mrs. Hager serves as co-trustee with Edward B. Hager, her husband, and shares voting and dispositive power over the shares held by the trust with her husband.

	(2)	As of February 12, 2009, Edward B. Hager beneficially owned an aggregate of 1,484,144 shares of Common Stock of the Company, which includes the following:

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(i)

1,369,893 shares of Common Stock which were held by the Hager Family Trust of which Mr. Hager serves as co-trustee with his wife, Jane E. Hager, and shares voting and dispositive power over the shares held by the trust with his wife;

(ii) 4,251 shares of Common Stock held by his wife; and

(iii)

5,057 shares of Common Stock that have been accrued to Mrs. Hager's account pursuant to the Company's 1998 Director Stock but have not yet been issued. Mrs. Hager, anticipates that these shares will be issued within 60 days of the date of this report.

(iv) 110,000 shares of Common Stock purchasable upon exercise of stock options exercisable within 60 days of February 12, 2009 by his wife.

(3)

As of February 12, 2009, the Hager Family Trust beneficially owned an aggregate of 1,369,893 shares of Common Stock of the Company. Jane E. Hager and Edward B. Hager are co-trustees of the Hager Family Trust and share voting and dispositive power over the shares held by the trust. Mr. Hager is the settler of the trust and retains the power to revoke the trust. Mrs. Hager is the sole beneficiary of the Hager Family Trust.

By virtue of their marital status, each of Mr. and Mrs. Hager is considered to have the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of the Company's Common Stock owned by each other, for his or her account. Where Mrs. Hager acts as sole trustee of a trust, the sole trustee is considered to have the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of the Company's Common Stock owned by the trust, but the trustee's spouse is not considered to have or share such power.

The filing of this statement shall not be construed as an admission that each of the Reporting Persons is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

(b)	Percent of class: See Item 11 of the Cover Page of this Schedule 13G for each of the Reporting Persons.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See Item 5 of the Cover Page of this Schedule 13G for each of the Reporting Persons.

	(ii)	Shared power to vote or to direct the vote: See Item 6 of the Cover Page of this Schedule 13G for each of the Reporting Persons.

	(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the Cover Page of this Schedule 13G for each of the Reporting Persons.

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(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the Cover Page of this Schedule 13G for each of the Reporting Persons.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    [  ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 17, 2009		/s/ Jane E. Hager

Jane E. Hager

/s/ Edward B. Hager

Edward B. Hager

Hager Family Trust

		By:	/s/ Edward B. Hager

Edward B. Hager, as trustee

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EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement

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Exhibit 1

Joint Filing Agreement

      The undersigned hereby agree that the statement on Amendment No. 14 to Schedule 13G, dated as of the date hereof (the "Statement"), with respect to the common stock, $0.01 par value per share, of IGI Laboratories, Inc., a Delaware corporation, is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Joint Filing Agreement shall be included as an exhibit to the Statement and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 17th day of February, 2009.

/s/ Jane E. Hager

Jane E. Hager

/s/ Edward B. Hager

Edward B. Hager

Hager Family Trust

By:	/s/ Edward B. Hager

Edward B. Hager, as trustee

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